FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached document contains forward looking information.

FOR IMMEDIATE RELEASE	November 13, 2008

FORBES MEDI-TECH ANNOUNCES THIRD QUARTER 2008 FINANCIAL RESULTS

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) today announced its results for the third quarter ended September 30, 2008. The comparative period for these statements is the three- and nine-month periods ended September 30, 2007. All amounts are in Canadian Dollars unless otherwise noted.

“The Company continues to be focused on developing its nutraceutical business, pursuing potential M&A transactions, and seeking additional funding from other sources. Looking at this past quarter, we successfully divested our pharmaceutical business unit and assets in California, and decreased expenses overall,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

Third Quarter Overview:

•

Forbes completed the sale of its pharmaceutical business unit and assets based in San Diego, California in August 2008. Terms of the sale included an upfront payment of US $1 million in cash paid at closing along with potential future payments of up to US $6 million, in cash or shares of Transition Therapeutics Inc., based upon Transition reaching certain developmental and regulatory milestones as outlined in the sale agreement.

•

Phytosterol revenues for the three months ended September 30, 2008 totaled $1.80 million ($2.06 million for the three months ended September 30, 2007) and $6.03 million for the nine months ended September 30, 2008 ($5.40 million for the nine months ended September 30, 2007).

•

Reported net loss was $0.13 per share for the three months ended September 30, 2008 compared with a net loss per share of $0.65 for same period last year.

•

The Company continued its expansion of the Reducol™ product portfolio, including launching a processed cheese slice in Finland and a new yogurt drink in Uruguay, as well as showcasing an innovative frozen fudge bar novelty at trade shows in the U.S.

Revenue Outlook

Forbes previously provided revenue guidance based on contracted and forecasted tonnage for Reducol™ and other value added products for sale in the functional foods and dietary supplement market. The Company is currently working with certain accounts to create higher value products, which has resulted in a transition period during which it is anticipated that sales of existing products for these accounts will be below the level previously forecasted for this year. In addition, forecasted sales of excess inventories have been below expectations, and the Company is uncertain whether this trend will continue through to the end of the year. Given the uncertainty around the achievement of forecasted sales before year-end, the Company is withdrawing its revenue guidance for 2008.

Financial Results Summary

The following table offers a summary of the financial results for the third quarter of 2008.

Summary:
(‘000’s Cdn$ except per share values and	3 month period	3 month period	9 month period	9 month period
number of shares)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Revenues	$1,966	$2,396	$6,781	$6,740
Expenses	(3,382)	(5,258)	(11,630)	(14,523)
Loss from continuing operations	$(1,416)	$(2,862)	$(4,849)	$(7,783)

Provision for (recovery of) income taxes	14	(64)	25	(282)
Net loss from continuing operations	$(1,430)	$(2,798)	$(4,874)	$(7,501)

Income / (loss) from discontinued
operations	17	(346)	(1,225)	(1,372)
Gain on disposal of discontinued
operations	768	―	768	―
Net loss for the period	$(645)	$(3,144)	$(5,331)	$(8,873)

Weighted average number of shares
('000’s)	4,886	4,802	4,830	4,801

Loss per share from continuing operations
- Basic and diluted	$(0.29)	$(0.58)	$(1.01)	$(1.56)
Income / (loss) per share from
discontinued operations
- Basic and diluted	0.00	(0.07)	(0.25)	(0.29)
Gain per share from disposal of
discontinued operations
- Basic and diluted	0.16	―	0.16	―
Net loss per share
- Basic and diluted	$(0.13)	$(0.65)	$(1.10)	$(1.85)

Revenues

Phytosterol revenues for the three months ended September 30, 2008 totaled $1.80 million ($2.06 million - three months September 30, 2007) and $6.03 million for the nine months ended September 30, 2008 ($5.40 million – nine months September 30, 2007).  For the three months ending September 30, 2008, the Company recognized an increase in revenue attributable to new customers; however, this has been offset by a decrease in the volume of sales to its existing customers.  The increase for the nine months ended September 30, 2008 was due to an increase in sales of Reducol™ to both existing and new customers.

Revenues (summary)	3 month period	3 month period	9 month period	9 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Sales-phytosterol products	$1,800	$2,064	$6,032	$5,402
Sales-finished goods	123	236	612	884
Licensing	4	―	4	57
Phytosterol revenues	1,927	2,300	6,648	6,343
Interest and other	39	$96	$133	$397

Total revenues	$1,966	$2,396	$6,781	$6,740

Expenses

Total expenses for continuing operations, for the three and nine months ended September 30, 2008 and 2007 are presented below.

Expenses (summary)	3 month period	3 month period	9 month period	9 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2008	Sept. 30, 2007	Sept. 30, 2008	Sept. 30, 2007

Cost of sales	$1,695	$2,826	$5,439	$6,439
General & administrative	1,132	1,116	4,082	3,756
Marketing, sales & product development	276	352	1,218	1,244
Nutraceutical research, development and support	237	419	1,054	1,472
Foreign exchange loss / (gain)	28	$495	$(226)	$1,462
Depreciation & amortization	14	50	63	150
Total expenses	$3,382	$5,258	$11,630	$14,523

Cost of Sales

Cost of sales for the three months ended September 30, 2008 totaled $1.70 million on phytosterol revenues of $1.93 million, or 88% of phytosterol revenues, versus $2.83 million on phytosterol revenues of $2.30 million for the three months ended September 30, 2007, or 123% of phytosterol revenues.  In the three months ended September 30, 2008, we recognized $0.14 million (September 30, 2007 - $0.49 million) of inventory reserves on excess inventories and recognized $0.04 million (September 30, 2007 - $0.44 million) relating to allowances for losses on future year purchase commitments, which is included in cost of sales.  Prior to the impact of the valuation allowance in the three months ended September 30, 2008 and the three months ended September 30, 2007, cost of sales as a percentage of phytosterol revenues was 79% compared to 83% respectively.

Cost of sales for the nine months ended September 30, 2008 totaled $5.44 million on phytosterol revenues of $6.65 million, or 82% of phytosterol revenues, versus $6.44 million on phytosterol revenues of $6.34 million for the nine months ended September 30, 2007, or 102% of phytosterol revenues.  In the nine months ended September 30, 2008 we recognized $0.17 million (September 30, 2007 - $0.96 million) of inventory reserves on excess inventories and reversed $0.10 million (September 30, 2007 - $0.44 million) relating to allowances for losses on future year purchase commitments, which is included in cost of sales.  Prior to the impact of the valuation allowance in the nine months ended September 30, 2008 and the nine months ended September 30, 2007, cost of sales as a percentage of phytosterol revenues was 81% compared to 79% respectively. Fluctuations in cost of sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments.

Sale of Pharmaceutical Assets and Business Unit

In May 2008, the Company announced its decision to discontinue its pharmaceutical research and development programs and to focus on its nutraceutical operations. In August 2008, the Company completed the sale of its pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (Transition).  Terms of the sale included an upfront payment of $1.06 million (US $1.00 million) in cash paid at closing to us, along with potential future payments of up to US $6 million, in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones as outlined in the agreement.

The proceeds from sale included $0.96 million (US $0.91 million) for intellectual property less payments to former shareholders of TheraPei Pharmaceuticals Inc. (TPP), of $0.19 million (US $0.18 million) which comprised of 168,322 Forbes’ common shares valued at $0.15 million (US $0.15 million) and cash of $0.04 million (US $0.04 million) for a gain of $0.77 million (US $0.73 million).  Under the terms of the agreement with the former TPP shareholders, the value of the 168,322 common shares issued was determined based on the average of the NASDAQ stock exchange high and low trading price of Forbes common shares on the closing date.  Also, the proceeds of sale included $0.10 million (US $0.09 million) for capital assets, which resulted in an insignificant loss.  Under the terms of the agreement with the former TPP shareholders, 20% of future payments received, as noted above, will be paid to the former TPP shareholders on a basis of 80% Forbes’ shares and 20% cash.

Liquidity and Capital Resources

As of September 30, 2008, the Company’s net cash and cash equivalents were $2.66 million compared with $5.23 million as at December 31, 2007.  The Company’s working capital at September 30, 2008 was $5.32 million compared with $9.67 million at December 31, 2007.  The decrease in cash and working capital for the nine months ended September 30, 2008 was mainly attributable to funding the loss from operations, offset by the proceeds of the non-dilutive financing and proceeds from sale of the discontinued operations.

As previously stated, the Company anticipates that capital resources will be sufficient to finance operations into the fourth quarter of 2009. This view is based on a number of factors and assumptions, some of which have been updated, including: the assumption that expenditures will not exceed those currently planned, the Company will receive the $800,000 Additional Funding as anticipated, and revenues for the balance of 2008 and 2009 will meet or exceed its revised expectations. These expectations include an increase in 2009 revenues and  margins based on the expected change to higher value products by certain accounts.  The Company will, however, need to secure additional funding in the near term in order to be able to continue with its existing business plan, and is pursuing various sources of potential funding, including potential M&A transactions. However, the market for funding is challenging, and there can be no assurance that additional funding will be obtained.

The Company’s ability to continue as a going concern assumes the realization of assets and liquidation of liabilities in the normal course of business, and is dependant on the Company’s ability to achieve the assumptions stated above respecting sufficiency of its capital resources.

Third Quarter Report

This news release includes by reference the Company’s unaudited financial statements for the third quarter ended September 30, 2008 and the Management Discussion & Analysis (MD&A). More detailed information can be found in the MD&A and financial statements, which are being filed with applicable Canadian and U.S. regulatory authorities.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc.  (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally.  Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information, please visit www.forbesmedi.com.

This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales and revenues, sufficiency of its capital resources, its expected receipt of an additional $800,000 in connection with its non-dilutive financing with a private investor, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “continues”, “developing”, “pursuing”, “seeking”, “expected”, “expectations”,   “anticipated”, “2009”, “potential”, “revenue guidance”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital, which may not be available in a timely manner or at all and which, if not obtained, would have a material adverse effect on the Company and its ability to continue as a going concern; the risk that the Company may not secure any M&A transaction;  the risk of unanticipated expenses and inability to control certain costs; uncertainty whether the Company will realize its expected sales of excess inventories at currently projected prices;  the risk that the Company may not receive the additional $800,000 in connection with its non-dilutive financing; the risk that certain accounts will not change over to the higher value product being developed by the Company;  uncertainty whether the Company will realize the revenues currently contracted and forecasted and will realize its revised 2008 and 2009 revenue expectations; the Company’s need for additional customers and the Company’s reliance on its existing customers, including Fayrefield Foods and Pharmavite LLC, for performance; the effect of competition; the need for future regulatory approvals, which are not assured; product liability, intellectual property and insurance risks; manufacturing risks and the Company’s dependency on Phyto-Source LP, its manufacturer of Reducol™; exchange rate fluctuations; uncertainty whether the Company’s shares will remain listed on NASDAQ or the TSX, the need to regain compliance with NASDAQ’s minimum bid price rule, and the possibility of a TSX remedial review respecting the market value of our common shares, which is currently below $3 million; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form / Form 20-F and other documents filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

FORBES MEDI-TECH INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Canadian dollars)

(unaudited)

	September 30	December 31
	2008	2007
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,662	$5,234
Accounts receivable	1,493	1,277
Inventories	5,225	5,317
Prepaid expenses and deposits	178	224
	9,558	12,052

Long-term Assets
Capital assets	164	387
Other assets	442	512

	$10,164	$12,951

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,466	$2,325
Current portion of tenure allowance payable	65	54
Convertible debenture (Note 5)	2,712	--
	4,243	2,379
Long-term liabilities
Tenure allowance	929	940
	5,172	3,319

Shareholders’ equity
Share capital (Note 7(b))	2,721	101,027
Contributed surplus (Note 7(c))	10,412	9,875
Deficit	(8,141)	(101,270)
	4,992	9,632

	$10,164	$12,951
See accompanying notes to the consolidated financial statements.

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

 (Expressed in thousands of Canadian dollars except share and per share values)

 (unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007

REVENUES
Sales	$1,923	$2,300	$6,644	$6,286
Licensing	4	--	4	57
Phytosterol revenues	1,927	2,300	6,648	6,343
Interest and other	39	96	133	397
	1,966	2,396	6,781	6,740
EXPENSES
Cost of sales	1,695	2,826	5,439	6,439
General and administrative	1,132	1,116	4,082	3,756
Marketing, sales and product development	276	352	1,218	1,244
Nutraceutical research, development and support	237	419	1,054	1,472
Foreign exchange loss (gain)	28	495	(226)	1,462
Depreciation and amortization	14	50	63	150
	3,382	5,258	11,630	14,523
Loss from continuing operations for the period
before taxes	(1,416)	(2,862)	(4,849)	(7,783)

Provision for (recovery of) income taxes	14	(64)	25	(282)
Net loss from continuing operations for the
period	(1,430)	(2,798)	(4,874)	(7,501)

Discontinued Operations (Note 12)
Income (loss) from discontinued operations	17	(346)	(1,225)	(1,372)
Gain on disposal of discontinued operations	768	--	768	--

Net loss and comprehensive loss for the period	$(645)	$(3,144)	$(5,331)	$(8,873)

Deficit, beginning of period	(7,496)	(95,316)	(101,270)	(89,587)
Reduction of deficit and stated share capital
(Note 3)	--	--	98,460	--
Deficit, end of period	$(8,141)	$(98,460)	$(8,141)	$(98,460)

Weighted average number of common shares
outstanding (‘000’s)	4,886	4,802	4,830	4,801

Basic and diluted loss per share from continuing
operations	$(0.29)	$(0.58)	$(1.01)	$(1.56)
Basic and diluted income (loss) per share from
discontinued operations	$0.00	$(0.07)	$(0.25)	$(0.29)
Basic and diluted gain per share from disposal of
discontinued operations	$0.16	--	$0.16	--

Basic and diluted loss per share	$(0.13)	$(0.65)	$(1.10)	$(1.85)
See accompanying notes to the consolidated financial statements.

FORBES MEDI-TECH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Expressed in thousands of Canadian dollars)

 (unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2008	2007	2008	2007

OPERATIONS
Net loss for the period	$(645)	$(3,144)	$(5,331)	$(8,873)
Adjustments for:
Gain on disposal of discontinued operations	(768)	--	(768)	--
Depreciation and amortization	14	55	74	163
Loss on disposal of capital assets	1	--	68	--
Accretion of interest	97	--	151	--
Amortization of deferred license revenues		--	--	(57)
Stock-based compensation expense	103	14	138	942
	(1,198)	(3,075)	(5,668)	(7,825)
Net change in non-cash operating items (Note 11)	(1)	615	(875)	(1,533)
Net cash used in operations	(1,199)	(2,460)	(6,543)	(9,358)

INVESTMENTS
Net proceeds on disposal of discontinued
operations	1,017	--	1,017	--
Acquisition of capital assets	(2)	(35)	(9)	(85)
Proceeds on disposal of capital assets		--	3	--
	1,015	(35)	1,011	(85)
FINANCING
Issuance of common shares	--	--	--	7
Debenture	--	--	2,960	--
	--	--	2,960	7

Decrease in cash and cash equivalents	(184)	(2,495)	(2,572)	(9,436)
Cash and cash equivalents, beginning of period	2,846	8,346	5,234	15,287
Cash and cash equivalents, end of period	$2,662	$5,851	$2,662	$5,851

Contacts:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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